

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 1, 2016

<u>Via E-mail</u>
Ms. C. Hendrik
Chief Executive Officer
SmartMetric, Inc.
3960 Howard Hughes Parkway, Suite 500
Las Vegas, NV 89109

> **Re: SmartMetric, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed October 5, 2015**
> **File No. 0-54853**

Dear Ms. Hendrick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2015</u>

<u>Consolidated Financial Statements, page 34</u>

<u>Note 5. Commitments, page F-9</u>
<u>Related Party Transactions, page F-10</u>

1.   We note the disclosure in Note 5 to the financial statements that you have made cash advances to your Chief Executive Officer in the amount of $22,478. Please advise how these existing debts comply with Section 13(k) of the Exchange Act regarding the prohibition on personal loans to executives and also tell us how you intend to comply with Section 13(k) in the future.

<u>Item 9A. Controls and Procedures, page 23</u>

2.   Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Dale Welcome at (202) 551-3865 or Jeffrey Gordon at (202) 551-3866 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or Jay Ingram at (202) 551-3397 with any other questions.

                                Sincerely,

                                /s/ W. John Cash

                                W. John Cash
                                Accounting Branch Chief
                                Office of Manufacturing and
                                Construction